# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SANUWAVE Health, Inc., CIK 0001417663
CUSIP: 80303D305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 9600 W. 76th Street, Suite 118, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604867-24-000020
Filed by CIK 0001604867

## Reporting persons
- Solas Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 610,968; sole dispositive power 0; shared dispositive power 610,968; aggregate amount beneficially owned 610,968 (7.1% of the class)
- FREDERICK TUCKER GOLDEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 610,968; sole dispositive power 0; shared dispositive power 610,968; aggregate amount beneficially owned 610,968 (7.1% of the class)

## Item 1. Issuer
Name of issuer: SANUWAVE Health, Inc.
Address of issuer's principal executive offices: 9600 W. 76th Street, Suite 118, Eden Prairie, MINNESOTA, 55344.

## Item 2. Person Filing
Name of person filing:
Solas Capital Management, LLC

Frederick Tucker Golden
Address of principal business office or, if none, residence:
Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820

Frederick Tucker Golden
c/o Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820
Citizenship:
Solas Capital Management, LLC - Delaware

Frederick Tucker Golden - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Solas Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Solas Capital Management, LLC, which serves as the investment manager to two private funds ("Funds") and as sub-adviser to another private fund ("Other Fund"), which hold securities for the benefit of their investors, and Mr. Frederick Tucker Golden, as Portfolio Manager of Solas Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Solas Capital Management, LLC - 610,968

Frederick Tucker Golden - 610,968
Percent of class:
Ownership percentage is based on 8,598,976 of the registrant's common stock outstanding as of May 8, 2026, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.

Solas Capital Management, LLC - 7.1%

Frederick Tucker Golden - 7.1%
Sole power to vote or to direct the vote:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to vote or to direct the vote:
Solas Capital Management, LLC - 610,968

Frederick Tucker Golden - 610,968
Sole power to dispose or to direct the disposition:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to dispose or to direct the disposition:
Solas Capital Management, LLC - 610,968

Frederick Tucker Golden - 610,968

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Notes above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Solas Capital Management, LLC: /s/ Frederick Tucker Golden, Frederick Tucker Golden, General Partner, Solas Capital Holdings, LP, its Member (08/14/2026)
- FREDERICK TUCKER GOLDEN: /s/ Frederick Tucker Golden, Frederick Tucker Golden (08/14/2026)